EXHIBIT 99.9

CONSENT OF EXPERT

I, Ian I. Chang, consent to the use of my name and references to my name in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2015 and (ii) Pretium Resources Inc.’s Registration Statements on Form F-10 (File No. 333-197304) and Form S-8 (File No. 333-203409) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Ian I. Chang

Ian I. Chang M.A.Sc., P.Eng.